UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

January 31, 2017

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces the following changes of Directors and Executive Officers (including changes in his areas of responsibility, etc.) of the following entities within the Group:

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (Effective as of April. 1, 2017)	Current Position

Mr. Koji Fujiwara	Retired	Member of the Board of Directors and Managing Executive Officer*1	Head of Strategic Planning Group

Mr. Tetsuo Iimori	Retired	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company

(Note)	*1: Executive Officers as Defined in the Companies Act
*2: Executive Officers as Defined in Our Internal Regulations

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of April. 1, 2017)	Current Position

Mr. Nobuhide Hayashi	Chairman	President & CEO (Representative Director)

Mr. Koji Fujiwara	President & CEO (Representative Director)	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group

Mr. Tetsuo Iimori	Retired	Managing Executive Officer	Co-Head of Retail & Business Banking Division

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[Mizuho Trust & Banking Co, Ltd. (MHTB)]

Name	New Position (Effective as of April. 1, 2017)	Current Position

Mr. Takeo Nakano	Chairman	President & CEO (Representative Director)

Mr. Tetsuo Iimori	President & CEO	—

The appointment of Mr. Tetsuo Iimori as Member of the Board of Directors is subject to approval at the General Meeting of Shareholders of MHTB to be held on April 1, 2017.

Name	New Position (Effective as of April. 3, 2017)	Current Position

Mr. Tetsuo Iimori	President & CEO (Representative Director)	(Mentioned above)

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Department Public Relations Office
Tel: 81-3-5224-2026

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